Exhibit 99.1
Caesarstone Reports Record Quarter Results

•	Second quarter Revenue grew 11.6% to a new record of $142.3 million; up 13.4% on a Constant Currency Basis
•	Second Quarter diluted EPS grew by 12.3% to $0.73
•	Reiterates Full-Year Guidance for Revenue and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2016.

Revenue in the second quarter of 2016 increased by 11.6% to a new record of $142.3 million compared to $127.5 million in the same quarter of the prior year. On a constant currency basis, second quarter revenue growth was 13.4%. Growth in revenue was driven primarily by continued increases in Canada and Australia sales, which were up 26.8% and 24.1%, respectively. On a constant currency basis, Canada and Australia revenue grew by 33.1% and 29.5%, respectively. Growth in the United States was 5.0% in the second quarter.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased to have delivered a strong quarter.  Our good performance in major markets around the world reflects both the strength of our brand and our consistent execution.  In the U.S., we have worked hard and implemented various changes to deepen our capabilities and to support the execution of our go to market strategy.  We expect to leverage our global strength to achieve our full-year plan while we successfully position our US business for accelerated growth in 2017 and beyond.”

Gross margin in the second quarter was 42.1% compared to 41.3% in the same period in the prior year. The increase was predominantly driven by favorable product mix, economies of scale and, to a lesser extent, lower raw material costs and lower manufacturing costs in Israel. The increase was partially offset by inefficiencies related to the U.S. manufacturing facility and negative exchange rate fluctuations.

Operating expenses in the second quarter were $28.7 million, or 20.2% of revenues. This compares to the prior year second quarter level of $24.3 million, or 19.1% of revenues. The increase in expenses was primarily due to increased marketing and sales capabilities, particularly in the United States, as well as legal settlements and loss contingency expenses that were not incurred in the prior year’s second quarter.

Operating income in the second quarter was $31.3 million, a margin of 22.0%, compared to $28.3 million, an operating margin of 22.2%, in the second quarter of 2015.

Adjusted EBITDA, which excludes share-based compensation and legal settlements and loss contingencies expenses, reached a record of $39.8 million in the second quarter of 2016, a margin of 27.9%. This compares to adjusted EBITDA of $33.5 million in the prior year’s second quarter, a margin of 26.3%.  This year-over-year margin improvement reflects the improved gross margin mentioned above.

Finance expense in the second quarter was $1.4 million compared to $0.4 million during the same period in the prior year. The change was primarily due to $0.5 million net losses related to currency exchange rates fluctuations in the second quarter of 2016 compared with net gains of $0.4 million in the second quarter of 2015.

The Company reported net income attributable to controlling interest for the second quarter of 2016 of $25.4 million compared to $22.9 million in the same quarter in the prior year. Adjusted diluted net income per share for the second quarter was $0.73 on 34.9 million shares as compared to last year’s second quarter result of $0.65 on 35.5 million shares. This growth mainly reflects operating improvements with a minor beneficial impact of the Company’s share repurchases over the first half of 2016.  The Company repurchased 494,776 shares in the second quarter for a total of $18.0 million.

The Company's balance sheet as of June 30, 2016 included cash, cash equivalents and short-term bank deposits of $55.7 million.

Guidance

The Company today reiterated its full-year 2016 guidance for revenue of $550 million to $565 million and for full-year adjusted EBITDA of $138 million to $145 million.

CEO Update

The Company expects that a new CEO will be appointed by the end of September 2016. As the Company published on May 23, 2016, Yos Shiran’s last day in office is August 21, 2016. The Company’s Chairman of the Board, Yonathan Melamed, will act as an interim CEO for the period before a new CEO is in office.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, August 3, 2016, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2016, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-481-2877 or +1-719-325-2315 (international). The toll-free Israeli number is 1 80 924 5906. The pass code is 487277.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 487277.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 3, 2016 and will last through 11:59 p.m. ET August 17, 2016.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$55,684	$62,807
Trade receivables, net	72,550	59,185
Other accounts receivable and prepaid expenses	37,302	32,230
Inventories	103,854	95,479

Total current assets	269,390	249,701

LONG-TERM ASSETS:
Severance pay fund	3,342	3,296
Other receivables long-term	8,623	8,603

Total long-term assets	11,965	11,899

PROPERTY, PLANT AND EQUIPMENT, NET	223,136	225,438

OTHER ASSETS	5,707	6,883

GOODWILL	36,196	35,821

Total assets	$546,394	$529,742

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$6,123	$3,241
Trade payables	45,128	46,382
Related party and other loan	3,240	3,251
Accrued expenses and other liabilities	30,113	27,986

Total current liabilities	84,604	80,860

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,337	8,472
Legal settlements and loss contingencies long-term	12,481	11,190
Accrued severance pay	4,286	4,309
Long-term warranty provision	922	934
Deferred tax liabilities, net	14,314	14,767
Share-based payment	22	148

Total long-term liabilities	40,361	39,820

REDEEMABLE NON-CONTROLLING INTEREST	10,694	8,841

EQUITY:
Ordinary shares	370	370
Treasury shares - at cost	(29,768)	-
Additional paid-in capital	144,583	142,765
Accumulated other comprehensive loss	(612)	(1,892)
Retained earnings	296,162	258,978

Total equity	410,735	400,221

Total liabilities and equity	$546,394	$529,742

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$142,348	$127,527	$259,262	$235,338
Cost of revenues	82,374	74,921	156,670	137,418

Gross profit	59,974	52,606	102,592	97,920

Operating expenses:
Research and development	825	721	1,649	1,429
Marketing and selling	16,834	14,796	33,808	30,358
General and administrative	10,029	8,809	19,881	17,108
Legal settlements and loss contingencies, net	1,000	-	1,733	-

Total operating expenses	28,688	24,326	57,071	48,895

Operating income	31,286	28,280	45,521	49,025
Finance expenses, net	1,442	399	1,198	2,292

Income before taxes on income	29,844	27,881	44,323	46,733
Taxes on income	3,560	4,616	5,930	7,087

Net income	$26,284	$23,265	$38,393	$39,646

Net income attributable to non-controlling interest	(875)	(376)	(1,209)	(397)
Net income attributable to controlling interest	$25,409	$22,889	$37,184	$39,249
Basic net income per ordinary share	$0.73	$0.65	$1.06	$1.11
Diluted net income per ordinary share	$0.73	$0.65	$1.06	$1.11
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,811,600	35,271,094	35,012,141	35,209,290
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,901,415	35,462,407	35,120,375	35,463,806

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Six months ended June 30,
U.S. dollars in thousands	2016	2015

Cash flows from operating activities:

Net income	$38,393	$39,646
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,969	9,598
Share-based compensation expense	1,547	(137)
Accrued severance pay, net	(77)	172
Changes in deferred tax, net	(6,927)	(889)
Capital loss	8	-
Legal settlemnets and loss contingencies, net	1,733	-
Increase in trade receivables	(12,404)	(14,560)
Decrease (increase) in other accounts receivable and prepaid expenses	943	(2,850)
Increase in inventories	(6,052)	(19,564)
Increase (decrease) in trade payables	(960)	9,366
Decrease in warranty provision	(93)	(138)
Increase in accrued expenses and other liabilities including related party	2,552	2,260

Net cash provided by operating activities	32,632	22,904

Cash flows from investing activities:

Purchase of property, plant and equipment	(10,812)	(46,553)
Proceeds from sale of property, plant and equipment	21	-
Decrease in long term deposits	19	25

Net cash used in investing activities (*)	(10,772)	(46,528)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	2,395	8,256
Repayment of a financing leaseback related to Bar-Lev transaction	(548)	(450)
Purchase of treasury shares at cost	(29,768)	-

Net cash provided by (used in) financing activities	(27,921)	7,806

Effect of exchange rate differences on cash and cash equivalents	(1,062)	(843)

Decrease in cash and cash equivalents and short-term bank deposits	(7,123)	(16,661)
Cash and cash equivalents and short-term bank deposits at beginning of the period	62,807	54,327

Cash and cash equivalents and short-term bank deposits at end of the period	$55,684	$37,666

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(437)	2,573

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2016	2015	2016	2015

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$26,284	$23,265	$38,393	$39,646
Finance expenses, net	1,442	399	1,198	2,292
Taxes on income	3,560	4,616	5,930	7,087
Depreciation and amortization	7,064	4,917	13,969	9,598
Legal settlements and loss contingencies, net (a)	1,000	-	1,733	-
Share-based compensation expense (b)	417	314	1,547	401
Adjusted EBITDA (Non-GAAP)	$39,767	$33,511	$62,770	$59,024

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

Caesarstone Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2016	2015	2016	2015

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$25,409	$22,889	$37,184	$39,249
Legal settlements and loss contingencies, net (a)	1,000	-	1,733	-
Share-based compensation expense (b)	417	314	1,546	401
Tax adjustment (c)	(1,158)	-	(1,158)	-
Total adjustments	259	314	2,121	401
Less tax on non-tax adjustments (d)	220	49	524	61
Total adjustments after tax	39	265	1,597	340

Adjusted net income attributable to controlling interest (Non-GAAP)	$25,448	$23,154	$38,781	$39,589
Adjusted diluted EPS (e)	$0.73	$0.65	$1.10	$1.12

(a)	Consists of legal settlements expenses and loss contingencies, net, related to individual silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(d)	Tax adjustments for the three and six months ended June 30, 2016 and 2015 were based on the effective tax rates for these periods, respectively.
(e)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2016	2015	2016	2015

USA	$59,942	$57,093	$109,254	$105,108
Australia	33,485	26,975	59,211	50,345
Canada	24,251	19,128	41,901	33,056
Israel	11,130	9,572	21,413	19,422
Europe	6,860	6,750	13,422	11,402
Rest of World	6,680	8,009	14,061	16,005
	$142,348	$127,527	$259,262	$235,338